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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                               SCHEDULE 14D-9

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934

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                          BIORELIANCE CORPORATION
                         (Name of Subject Company)

                          BIORELIANCE CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                090951 10 4
                   (CUSIP Number of Class of Securities)

                             Capers W. McDonald
                   President and Chief Executive Officer
                          BioReliance Corporation
                            14920 Broschart Road
                            Rockville, MD 20850
                               (301) 738-1000

               (Name, address and telephone number of person
              authorized to receive notices and communications
                on behalf of the person(s) filing statement)

                                  Copy to:
                           Andrew P. Varney, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                 1001 Pennsylvania Avenue, N.W., Suite 800
                           Washington, D.C. 20004
                               (202) 639-7032

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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[GRAPHICS OMITTED - BIORELIANCE AND INVITROGEN LOGOS]

AT INVITROGEN:
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Media - Greg Geissman (760) 476-7032, gregory.geissman@invitrogen.com
Investors - Mary Cassoni (760) 603-7298, mary.cassoni@invitrogen.com

AT BIORELIANCE:                    AT THE FINANCIAL RELATIONS BOARD:
---------------                    ---------------------------------
John L. Coker                      General Info - Marilynn Meek (212) 445-8451
Senior Vice President, Finance     Analyst - Julia Tu (212) 445-8456
and Administration and Chief
Financial Officer
(301) 762-5260

FOR IMMEDIATE RELEASE:
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December 24, 2003


           INVITROGEN ENTERS INTO DEFINITIVE AGREEMENT TO ACQUIRE
                          BIORELIANCE CORPORATION


      A strategic combination expands Invitrogen's BioProduction capabilities and adds important services component in a
              transaction that is accretive to 2004 EPS.

CARLSBAD, CA AND ROCKVILLE, MD, DECEMBER 24, 2003 - Invitrogen Corporation (Nasdaq: IVGN), and BioReliance Corporation (Nasdaq: BREL), have signed a definitive agreement under which Invitrogen will acquire BioReliance in a transaction estimated at approximately $500 million including the assumption of approximately $70 million in debt. Under the terms of the agreement, Invitrogen will make a cash tender offer of $48 per BioReliance share. Invitrogen expects to commence the tender offer within the next 10 business days.

BioReliance is a leading Contract Service Organization (CSO) providing testing, development and manufacturing services for biologic-based drugs to biotechnology and pharmaceutical companies worldwide. The transaction has been approved by the boards of directors of both companies and is expected to close, subject to regulatory and stockholder approvals, as well as other customary closing conditions, near the end of the first quarter of 2004. Invitrogen expects the transaction to be accretive to its pro forma earnings per share by approximately $0.19 in 2004.

"BioReliance helps us expand our already strong position in the bioproduction space and enables new opportunities with our large biotech and pharmaceutical customers," said Gregory T. Lucier, Invitrogen's President and CEO. "Through a broad range of service capabilities, BioReliance enables us to streamline the drug development process in the preclinical through production stages - helping bring biologic-based drugs to market more quickly and efficiently."

BioReliance's range of service offerings and experience enable biotechnology and pharmaceutical companies to outsource the costly and often complicated testing and manufacturing of biologic-based drugs. This is particularly helpful to early-stage companies that may lack the staff, expertise and financial resources to conduct many aspects of product development in-house.

"Invitrogen's cell culture and bioproduction capabilities are well-known throughout drug development," said Capers W. McDonald, BioReliance's President and CEO. "Adding our experience in testing, development and manufacturing services creates a total solution for companies to link functions of the production cycle and improve productivity. We see a great match for our services in Invitrogen's product portfolio, and we are excited to begin developing new offerings as a result."

Upon completion of the acquisition, BioReliance will become a part of Invitrogen's bioproduction business segment and, retaining its name, will focus both on its current line of services and on new developments that draw on both services and technology needed to improve drug development. Invitrogen's current offerings for bioproduction include GIBCO(R) media, sera, reagents, customized packaging, cell lines, specialized testing and technical and regulatory support.

"The interplay between a top biologic-based CSO, such as BioReliance, and the wide spectrum of leading-edge technologies under Invitrogen's banner is one of the most interesting aspects about this acquisition," explained Claude Benchimol, Invitrogen's Senior Vice President of Research and Development. "For the first time, researchers in drug development will be able to take advantage of a system that offers unparalleled services, while at the same time accessing an immense lineup of cutting-edge technology to support it--all tied together through the most knowledgeable technical support in the industry."

"The addition of BioReliance brings us closer to our goal of creating an operating system for drug discovery and disease research," concluded Lucier. "Additionally, it strengthens our role as an innovative, experienced partner to customers in every area of drug creation--from research to discovery, development to production--and enables us to help shape the breakthrough technologies that drive the health care industry."

Invitrogen will be hosting a conference call, Webcast and Q&A session on December 24, 2003 at 9:00 a.m. Eastern Time to provide details of the transaction. To see and hear the presentation over the Internet, go to Invitrogen's home page at www.invitrogen.com, select the Investor Relations tab, and click on the Webcast icon. The presentation will be archived at that site. To listen to the conference by telephone, dial 800-901-5241 or International 617-786-2963 (passcode: 62444580) after 8:50 a.m. Eastern Time. A replay of the call will be available until January 9, 2004 by dialing 888-286-8010 or International 617-801-6888 and using access code 62436533.

ABOUT INVITROGEN
Invitrogen Corporation (Nasdaq: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen's own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, bio-informatics and cell biology -- placing Invitrogen's products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, California and conducts business in more than 70 countries around the world. The company globally employs approximately 3,000 scientists and other professionals. For more information about Invitrogen, visit the company's web site at www.invitrogen.com.

ABOUT BIORELIANCE
BioReliance Corporation (Nasdaq: BREL) is a leading contract service organization providing testing, development and manufacturing services for biologic-based drugs and other biomedical products to biotechnology and pharmaceutical companies worldwide. The Company believes that it is the largest provider of outsourcing services focused on the expanding biologics sector of the pharmaceutical industry. For more information about BioReliance, visit the company's web site at www.bioreliance.com.

SAFE HARBOR STATEMENT / FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen's intent that such statements be protected by the safe harbor created thereby. Forward-looking statements include, but are not limited to: 1) The transaction is expected to close near the end of the first quarter in 2004; 2) Invitrogen expects the transaction to be accretive to its pro forma earnings per share by at least $0.19 in 2004; 3) BioReliance Corporation will help Invitrogen expand its already strong position in the bioproduction market and enable new opportunities with our large biotech and pharmaceutical customers; 4) BioReliance will enable Invitrogen to streamline the drug development process in the preclinical through production stages - helping bring biologic-based drugs to market more quickly and efficiently; 5) BioReliance and Invitrogen will develop new offerings as a result of their collaboration; 6) BioReliance will become a part of Invitrogen's bioproduction business segment, retain its name, and focus both on its current line of services and on new developments that draw on both services and technology needed to improve drug development; 7) Researchers will have access to a complete system including services and tools tied together with technical support; 8) The addition of BioReliance aids Invitrogen in creating an operating system for research, strengthens Invitrogen's role as an experienced, innovative partner in every area of drug creation and helps shape breakthrough technologies that drive the health care industry. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the risks: a) The transaction may close more rapidly or slowly than expected or not at all; b) Pro forma earnings accretive to this transaction may not reach $0.19 in 2004; c) The addition of BioReliance may not have an effect on Invitrogen's position in bioprocessing and may not create any new opportunities with large biotech and pharmaceutical customers as a result;
d) The addition of BioReliance may not have an impact on the drug development process; e) No new offerings may result from the combination of BioReliance and Invitrogen; f) BioReliance may not retain its current name and role within the Invitrogen organization or may not be integrated into the bioproduction business segment; g) Invitrogen may keep services and research tools separate within the organization and not offer researchers a complete system for bioproduction, as well as other risks and uncertainties detailed from time to time in Invitrogen's Securities and Exchange Commission filings.


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF BIORELIANCE. AT THE TIME THE OFFER IS COMMENCED, THE ACQUIRING ENTITY WILL FILE A TENDER OFFER STATEMENT AND BIORELIANCE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF BIORELIANCE, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT, LAWRENCE DENNEDY OF MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NY 10016, (212) 929-5239. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY BE OBTAINED BY DIRECTING SUCH REQUESTS TO BIORELIANCE CORPORATION'S INVESTOR RELATIONS AT (301) 762-5260.


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